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                              JOSEPH FINN CO., INC.
                            Auctioneers & Appraisers
                               188 Needham Street
                                 Newton MA 02464

                                  June 18, 1999



Tom Eyring
Chief Technology Officer
Unitel Video
555 West 57th Street Room 1240
New York, NY 10019

RE: Editel/LA, 729 Highland Avenue, Los Angeles, California

Dear Mr. Eyring:

We are pleased to offer Unitel Video, Inc. the following proposal for the liquidation at auction of certain equipment located at your captioned facility in Los Angeles, California.

We will conduct a one-day public auction sale by catalog from a nearby hotel function room. We have scheduled Thursday, July 22, 1999 as an auction date, with inspection at the facility on Tuesday, July 20th and Wednesday, July 21st from 9:00 a.m. to 5:00 p.m.

We will visit the facility on June 7th and 8th to get complete descriptions and photographs of all of the equipment for sale, which equipment list will be subject to your approval. We will prepare a pictorial brochure for mailing to approximately 20,000 audio video production facilities, television stations, and broadcast facilities in North America. We will also prepare and place promotional advertisements to appear in trade journals and newspapers.

You will provide us with two engineers during the entire auction process of setup, sale, and removal.

We will provide security acceptable to Unitel on the premises beginning July 20th inspection through July 27th, including the inspection and removal period.

We will work along with Unitel personnel to arrange, tag, and catalog all of the equipment for sale. We plan to be on the premises on June 21st to begin our work.

We will work along with the two Unitel engineers to supervise two days of public inspection prior to the auction sale.


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We will provide sale day labor to include auctioneers, deposit men, floor personnel, and computerized billing and bookkeeping.

We will work along with Unitel personnel to supervise the removal of equipment. Buyers will be responsible for their own packing and shipping.

No non-Unitel-owned equipment will be placed in the sale without Unitel's prior consent.

We will collect all funds and applicable taxes associated with the sale.

You hereby warrant that all of the machinery and equipment will be free and clear of all liens and encumbrances when sold by us and you will hold us harmless and defend us from any claims arising over the machinery and equipment which do not involve acts of Joseph Finn Co., Inc. personnel.

We are to have free use and occupancy of the premises during the auction process of set up, sale, and removal and understand that a Unitel employee will be present at all times during this process.

Subject to your prior approval of specific language, we have the right to use the name Editel/LA in our advertising for this auction.

All items will be sold as is and where is and the purchasers will be responsible for removing the equipment and shall bear all risks of loss while in transit and Joseph Finn Co., Inc. shall notify all purchasers of these terms. Unitel shall have no liability for loss in transit.

Joseph Finn Co., Inc. will leave in place any machinery and equipment not sold at the auction and will not in any way be responsible for cleaning the premises after the auction.

Joseph Finn co., Inc. shall have not rights to any equipment not sold at auction except their right to make private sales as provided in the seventh paragraph of Page 3.

You will have all machinery and equipment free from any and all hazardous wastes, chemicals, or regulated substances prior to the auction.

We will not be responsible in any way for any hazardous wastes or regulated substances associated with any of the machinery and equipment.

We have and will maintain public liability insurance in the amount of two million dollars naming Unitel as an additional insured and covering anyone on the premises for the auction and provide you with a certificate of insurance. We will also require riggers removing equipment from the premises to post insurance certificates with us.


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The proceeds from the auction will be distributed as follows: Joseph Finn co.,
Inc is to receive the full 10% Buyer's Premium on the first $750,000.00 in sales. We are to split the Buyer's Premium 5% to Unitel and 5% to Joseph Finn Co., Inc. on all proceeds over $750,000.00. All other sales proceeds are Unitel property.

Unitel has the right until June 30, 1999 to sell any and all equipment without any commission to Joseph Finn Co., Inc. Joseph Finn Co., Inc. is to receive a 5% commission on any pre or post auction sales from July 1, 1999 through August 8, 1999. Joseph Finn Co., Inc. will also receive up to $40,000.00 in out-of-pocket expenses incurred by them in connection with the auction regardless of whether sales are made pursuant to the third and/or fourth paragraphs of this Page

You will receive a full accounting of all sales immediately following the auction sale and receive the net funds due to you within ten days followg the auction sale. Joseph Finn Co., Inc. will hold all funds received by them in connection with the sale of the equipment pursuant to this agreement in trust for Unitel in a separate trust account at Wells Fargo Bank in Los Angeles, California and deliver such funds to Unitel as provided in this paragraph.

All communications between the parties hereto are in strict confidence and the parties hereto agree that no discussion or communication to a third party concerning this Agreement or the underlying basis is to be made by any one party without written approval of the other.

Joseph Finn Co., Inc. has exclusive sales rights to this equipment from July 1, 1999 through August 8, 1999 and the equipment may not be sold by any other parties during this period. Any sales of equipment by Joseph Finn Co., Inc. during the period July 1, 1999 through August 8, 1999 which are not auction sales may only be made at a price which shall have been pre-approved by Unitel. Notwithstanding anything to the contrary in this agreement, neither party shall be liable or responsible to the other in the event that such party's performance is prevented by a reason customarily referred to a "force majure" except that if Joseph Finn Co., Inc.'s performance is prevented, it will reschedule in the near future and advertise the auction without additional expense to Unitel.

No equipment will be released by Joseph Finn Co., Inc. to a purchaser prior to Joseph Finn Co., Inc. receiving payment in full in cash or by certified check or other appropriate means.

If our proposal is acceptable to you, please sign where indicated below and return one copy to us and this proposal shall be a binding agreement between us.

The parties shall indemnify each other for any breach of the termsof this agreement.


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If the auction does not occur on or before July 22, 1999 for any reason, this agreement will terminate and its terms will be of no further force or effect.



                                            Very truly yours,

                                              JOSEPH FINN CO., INC.

                                            /s/ PAUL J. FINN
                                            ----------------
                                            Paul J. Finn

PJF/hf
Enclosure


/s/ BARRY KNEPPER                           6/23/99
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ACCEPTED BY                                 DATE

CEO
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